

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 30, 2010

Via Facsimile (303) 893-1379 and U.S. Mail

S. Lee Terry, Jr., Esq.
Davis Graham & Stubbs LLP
1550 Seventeenth Street
Suite 500
Denver, CO 80202

> RE: **Advance Display Technologies, Inc.**
> **Schedule 13E-3**
> **Response to comment letter filed on August 23, 2010**
> **File No. 005-38096**

Dear Mr. Terry:

We have reviewed your correspondence and have the following comments.

Schedule 13E-3/A

Special Factors, page 8

1.   We reissue prior comment 2. We note your disclosure that the only remaining asset is the three-year royalty agreement. Thus, describe in disclosure delivered to security holders *in connection with the going private transaction* the status of your product development immediately prior to the Foreclosure to provide security holders the ability to evaluate your disclosure.

Background of the Merger, page 8

2.   Disclose the substance of your response to prior comment 3 and the forecasted information shared with DH3, which appears to be an affiliate of a filing person. You may complement the disclosure requested above with the information included in the second paragraph of your response.

Purpose, page 9

3.   We reissue prior comment 4. While the disclosure referenced in your disclosure alerts security holders to the possibility that revenues may not be generated, it does not state your belief in that respect, which may have been a consideration in reaching an agreement with DH3 relating to the Foreclosure and royalty agreement terms.

Reasons, page 9

4.   We note your response to prior comment 5 and we reissue it. We are unable to locate disclosure in your Transaction Statement that alerts security holders to their inability to take any of the actions described in our prior comment.

Fairness of the Merger, page 15

5.   We note your response to prior comment 6. Please revise your disclosure to disclose the substance of the second paragraph of your response, which relates to the fairness to security holders who will continue holding shares in the surviving entity. In addition, disclose why the filing persons believe that paying $0.02 per share to cashed security holders is fair to continuing security holders.

Closing Information

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the filing persons acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions